Exhibit 99.1

SBR – FORTUNE ASSOCIATES, LLLP
Financial Statements and
Independent Auditors' Report

December 31, 2008 and 2007

GRAVIER
_____ & _____
Associates

CERTIFIED PUBLIC ACCOUNTANTS

To the Partners of
SBR-Fortune Associates, LLLP
Miami, Florida

We have audited the balance sheets of SBR-Fortune Associates, LLLP (the "Partnership"), as of December 31, 2008 and 2007, and the related statements of operations, changes in partners' equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of SBR-Fortune Associates, LLLP as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Gravier & Associates
CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
March 24, 2009

201 Alhambra Circle, Suite 90 L Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
WWW.GNACPA.COM
HLB Gravier & Associates is a member of   International.  A world-wide organization of accounting firms and business advisers.

SBR - FORTUNE ASSOCIATES, LLLP
Balance Sheets
December 31, 2008 and 2007

ASSETS	2008	2007

Cash equivalents	$38,972	$173,800
Land and development costs	110,000,000	150,823,316

Total Assets	$110,038,972	$150,997,116

LIABILITIES AND PARTNERS' EQUITY

Accounts payable and accrued expenses	$5,649,718	$1,960,140
Notes payable	57,355,648	55,012,122
Total Liabilities	63,005,366	56,972,262

Partners' Equity	47,033,606	94,024,854

Total Liabilities and Partners' Equity	$110,038,972	$150,997,116

The accompanying notes are an integral part of these financial statements.

SBR - FORTUNE ASSOCIATES, LLLP
Statements of Operations
For the years ended December 31, 2008 and 2007

	2008	2007

EXPENSES
Interest expense	$3,508,269	$--
Project administration fee	1,100,000	--
Real estate taxes	861,073	--
Administrative expenses	149,684	--
	5,619,026	--

OTHER INCOME (EXPENSE)
Loss from impairment of land and development costs	(41,933,099)	--
Interest income	1,377	11,749
	(41,931,722)	11,749

NET INCOME (LOSS)	$(47,550,748)	$11,749

The accompanying notes are an integral part of these financial statements.

SBR - FORTUNE ASSOCIATES, LLLP
Statement of Changes in Partners' Equity
For the years ended December 31, 2008 and 2007

	Limited Partners		General Partner
	Sonesta Beach Resort, LP	Fortune KB, LLC	Fortune KB GP, LLC	Total

Balance, January 01, 2007	$59,576,061	$33,002,750	$1,077	$92,579,888

Capital contributions	--	2,933,217	--	2,933,217
Net income	5,875	5,757	117	11,749
Capital distributions	(1,500,000)	--	--	(1,500,000)

Balance, December 31, 2007	58,081,936	35,941,724	1,194	94,024,854

Capital contributions	--	2,059,500	--	2,059,500
Capital distributions	(1,500,000)	--	--	(1,500,000)

Net loss (See Note 5)	(28,439,811)	(19,109,743)	(1,194)	(47,550,748)

Balance, December 31, 2008	$28,142,125	$18,891,481	$0	$47,033,606

The accompanying notes are an integral part of these financial statements.

SBR - FORTUNE ASSOCIATES, LLLP
Statements of Cash Flows
For the years ended December 31, 2008 and 2007

	2008	2007
Cash Flows From Operating Activities:
Net income (loss)	$(47,550,748)	$11,749

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Loss from impairment of land and development costs	41,933,099	--
Increase in land and development costs	(1,109,783)	(7,862,404)
Increase in accounts payable	2,314,578	1,532,433
	43,137,894	(6,329,971)
Net Cash Used in Operating Activities	(4,412,854)	(6,318,222)

Cash Flows From Financing Activities:
Capital contributions from partners	2,059,500	2,933,217
Increase in loan payable	2,343,526	3,997,183
Capital distributions to partner	(125,000)	(1,500,000)
Net Cash Provided by Financing Activities	4,278,026	5,430,400

Net decrease in cash	(134,828)	(887,822)

Cash at beginning of year	173,800	1,061,622

Cash at end of year	$38,972	$173,800

Supplemental disclosure of cash flow information
Interest paid during the years ended December 31, 2008 and 2007 was $1,286,115 and $0, respectively.  Interest capitalized to the principal loan balance for the years ended December 31, 2008 and 2007 was $1,286,247 and $3,944,888, respectively.

The accompanying notes are an integral part of these financial statements.

SBR - FORTUNE ASSOCIATES, LLLP
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 1 – Significant Accounting Policies and Operations

Nature of Business
SBR-Fortune Associates, LLLP (the “Partnership”) was formed as a Florida limited liability limited partnership on January 13, 2005.  The Partnership has two limited partners and a general partner.  In April 2005, the Partnership merged with Sonesta Beach Resort, LLC, a Delaware limited liability corporation, and acquired 10.6 acres of land and real property for the purpose of developing and selling a luxury resort facility in Key Biscayne, Florida.  As described in Note 6, during 2007 the project was modified to a luxury residential development.  The Partnership shall be dissolved upon the earliest of: December 31, 2014, unanimous agreement of all partners, bankruptcy, or the sale of property and all the condominium units of the project.

These financial statements are for the years ended December 31, 2008 and 2007.  During 2008, the design and planning phase of the project was completed.  As a result of the current real estate market conditions, the Partnership decided to delay the development of the project.  As of December 31, 2008, no demolition of existing improvements, new construction or sale of units had occurred.

Revenues and Cost Recognition
Revenues from condominium unit sales will be recognized upon closing of the sale.  Land acquisition, materials and other direct and indirect costs related to the development and construction of the condominium will be capitalized.  Direct and indirect costs of the condominium units will be allocated to individual units based on their area.  Capitalized costs of condominium units will be charged to earnings when the related revenue is recognized.

Due to the delay in the development of the project during 2008, the Partnership treats current period project carrying costs such as interest and real estate taxes as a charge to current period earnings and not as part of land and development costs.

Impairment or Disposal of Long-Lived Assets
Long-lived assets are accounted for in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of (SFAS No. 144). SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. SFAS No. 144 also requires companies to separately report discontinued operations and extends the reporting requirements to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or estimated fair value less costs to sell.

SBR - FORTUNE ASSOCIATES, LLLP
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 1 – Significant Accounting Policies and Operations (continued)

Statement of Cash Flows
For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Income Taxes
The Partnership does not incur federal or state income taxes; instead, its earnings are included in the partners’ income tax returns and taxed depending on the partners’ tax status.  Therefore, the financial statements do not reflect a provision for income taxes.

Note 2 –Related Party Transactions

Under its operating agreement, the Partnership agreed to pay “hotel shutdown payments” to Sonesta Beach Resort Limited Partnership (“Sonesta”) in the amount of $125,000 per month commencing in the month in which the hotel was closed to guests and continuing through the new hotel opening date.  The hotel was closed on August 31, 2006.  These payments are being recorded as capital distributions in each period.

Upon closing of the hotel and in accordance with its operating agreement, the Partnership incurred $4,000,000 in hotel closing expenses including costs of terminating contracts and agreements, employee severance payments, accrued vacation and defined benefit pension plan costs.  The Partnership has also agreed to pay Fortune International Management (“Fortune”) a project administration fee of $100,000 per month commencing on the acquisition of the property and not to exceed $4,400,000.  Project administration fees incurred for the years ended December 31, 2008 and December 31, 2007 were $1,100,000 and $1,200,000, respectively.  In addition, during 2008 the Partnership reimbursed a partner for certain expenses incurred of approximately $96,000.  As of December 31, 2008 and December 31, 2007, the Partnership had $3,378,211 and $1,069,063 in payables, respectively, to its partners or affiliates.

The Partnership’s land was obtained in a transaction with Sonesta.  In April 2005, Sonesta contributed the land to the Partnership and received cash of $30,011,000. In addition, an existing Sonesta mortgage in the amount of $29,967,000 was paid off by the Partnership. Sonesta also received a priority equity position in the Partnership.

SBR - FORTUNE ASSOCIATES, LLLP
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 3 – Land and Development Costs

Land and development costs consist of the following as of December 31st

	2008	2007
Land	$120,000,000	$120,000,000
Interest, loan and legal fees	19,027,076	18,374,075
Hotel shutdown costs	4,000,000	4,000,000
Architectural, engineering and design	3,409,393	3,198,961
Project administration fees	3,300,000	3,300,000
Marketing and sales	445,215	445,215
Insurance	798,067	798,067
General and administrative	134,203	134,203
Permits and fees	299,900	269,561
Other development costs	519,245	303,234
Recognized impairment loss on development	(41,933,099)	--
	$110,000,000	$150,823,316

As part of its test for impairment of long-lived assets, the Partnership performed a study of the current market value of the land and development costs incurred through December 31, 2008 and determined that it was necessary to record an impairment loss in the amount of approximately $42,000,000.

Note 4 – Loan payable

The Partnership entered into a loan agreement with a financial institution evidenced by two promissory notes that provide a revolving borrowing capacity up to $61,000,000. The purpose of the loan is to finance the land acquisition and pre-development costs and is secured by an amended and restated mortgage, an assignment of leases and rents, and a security agreement.  The loan is also personally guaranteed by one of the partners’ agents for $30,500,000.

The loan agreement’s most recent amendment was in January 2009, with an effective date of October 19, 2008.  This amendment increased the loan margins as described below, reduced the loan’s maximum commitment to $57,355,649, and changed the payment terms to require interest payments payable every quarter starting on March 1, 2009 and a principal payment of $1,000,000 on July 2009, October 2009, and January 2009.

In addition, on October 19, 2009, the Partnership must deposit with the financial institution a debt service reserve in an amount equal to the total amount of interest that will accrue during the period from October 19, 2009 through the maturity date.

SBR - FORTUNE ASSOCIATES, LLLP
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 4 – Loan payable (continued)

The loan bears interest on the outstanding principal balance at the Applicable Interest Rate of LIBOR Rate plus a LIBOR Margin of 4% or the Reference Rate as announced by HSBC Bank of its prime rate plus a Reference Rate Margin of 2%.  The loan, as amended, matures on April 19, 2010.

The outstanding note payable balance as of December 31, 2008 and December 31, 2007 was $57,355,648 and $55,012,122, respectively.

Principal maturities under the loan agreement are as follows:

Year
2009	$2,000,000
2010	55,355,648
$57,355,648

Note 5 – Allocation of Losses and Distributions

Losses for the year ended December 31, 2008 in the amount of $47,550,748 have been allocated between the partners in accordance with Article 6.1(b) of the partnership agreement.  First, in proportion to any profits previously allocated under 6.1(a)(3) and then in proportion to the partners' positive capital account balances.

Pursuant to Article 7 of the partnership agreement future distributions shall be made as follows: First, to Sonesta for accrued hotel shutdown payments and second, to Sonesta in payment of its unreturned capital until such capital is reduced to zero.  As of December 31, 2008, Sonesta's unreturned capital totaled $56,522,233 and the Partnership's ending equity amounted to $47,033,606.

Note 6 – Concentration of Credit Risk

The Partnership maintains cash balances in accounts at HSBC Bank.  At times, these balances may exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC).

Note 7 – Commitments and Contingencies

Commitments
Under its operating agreement, the Partnership shall enter into a license agreement with Sonesta International for the use of the Sonesta brand in exchange for 1.5% of the gross sales of residential units, not to exceed $8,000,000. The Partnership shall also enter into a long term hotel management agreement with Sonesta or an affiliate to operate the proposed new hotel component of the development.

SBR - FORTUNE ASSOCIATES, LLLP
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 7 – Commitments and Contingencies (continued)

Under its operating agreement, the Partnership has agreed to pay a development fee to an affiliate of Fortune equal to 2% of the project costs during the construction period and a technical support services fee to Sonesta of $8,000 per month upon completion of 60% of construction.  The development fee cannot exceed $8,000,000 and the technical support services fee cannot exceed $96,000.  In addition, the Partnership has entered into an exclusive agency listing agreement with Fortune Development Sales Corporation for the sale of the units.  Compensation payable under this agreement will be 2.75% of gross sales of residential units.  As of December 31, 2008, no amounts were paid under these agreements since the construction or marketing activities of the project had not commenced.

Contingencies and Risks
The existing zoning requirements were unfavorable for the development of a condominium hotel, as originally intended by the Partnership. The Partnership filed for, and received on April 16, 2007, approval to develop a luxury 165-unit residential development. As a result, it is highly likely that the development will not include a condominium hotel component, which, based on the original operating agreement, was to be operated by Sonesta.  These changes have not been documented in the Partnership’s operating agreement and may affect the Partnership’s commitments as described above.

The Partnership is subject to the risks inherent within the real estate industry and the general economy in which it operates such as the rise of interest rates and the supply of high-rise condominium units in South Florida.

Note 8 – Subsequent Events

In connection with the loan extension, the partners have had additional discussions and, despite their continuing commitment to develop the site, agreed to explore other options that may be available to them, including recapitalization of the Partnership, or a potential sale of the land.  The partners also reached an agreement in principle regarding the distribution of proceeds should a sale of the land materialize within a stipulated period of time.